Mail Stop 05-10
						June 7, 2005


via U.S. mail and Facsimile

Don Jameson
President and Chief Executive Officer
Handy Hardware Wholesale, Inc.
8300 Tewantin Drive
Houston, Texas 77061

	Re:	Handy Hardware Wholesale, Inc.
Form S-2/A filed May 25, 2005
		and Documents Incorporated by Reference
File No. 333-124252

Dear Mr. Jameson:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-2/A filed May 25, 2005

Incorporation of Documents by Reference, page 10

1. We note your response to prior comment seven. Once you have filed an amendment to the 10-K, it will be necessary to amend the S-2 to specifically incorporate the 10-K/A by reference. In this regard, we note that the legality opinion will need to be updated to reflect the filing of the amended 10-K as well.
Form 10-K for the year ended December 31, 2004

Prior Comment 11

2. We have reviewed your proposed revision of the audit report. Please amend your Form 10-K to remove such proposed language in the first paragraph of the audit report and, instead, state in the beginning of the second paragraph that the audits were conducted in accordance with "the standards of the Public Company Accounting
Oversight Board (United States)".   Refer to PCAOB Auditing
Standard
No. 1.

Form 10-Q for the period ended March 31, 2005

Financial Statements

Condensed Balance Sheet, page 3

3. Please explain to us why accounts receivable is increasing at a faster rate than sales. We note that the increase in sales of 28% between the quarter ended March 31, 2005 and the quarter ended December 31, 2004 is substantially less than the increase in receivables of 101% between those dates. We further note that the ratio of receivables to quarterly revenue went up from 35% at March
31, 2004 to 39% at March 31, 2005, but that your MD&A disclosures about seasonality and the spring trade shows do not appear to sufficiently explain why such differences exist. In future filings, please quantify the receivables and inventory turnover ratios in MD&A and explain material variances, since both assets are material to your financial position and liquidity.

Item 4. Controls and Procedures, page 19

4. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

5. Revise to clarify, if true, that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your chief executive officer and chief executive officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Jennifer Do, Staff
Accountant, at (202) 942-1956 or, in her absence, to Al Pavot, Senior
Staff Accountant, at (202) 942-1764. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 824-5221 or, in her absence, to the undersigned at (202) 942-1950.


	Sincerely,



	Pamela A. Long
	Assistant Director


cc: 	Lee Thompson
	Jenkens & Gilchrist, A Professional Corporation
	1401 McKinney, Suite 2600
	Houston, Texas 77010
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Don Jameson
Handy Hardware Wholesale, Inc.
June 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE